UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*

                               CASH TECHNOLOGIES, INC.
                               -------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)
                                    147910103
                    ----------------------------------------
                                 (CUSIP Number)

                                  Irene Gauld
                             33 Malcolm's Mount West
                            Stonehaven, Scotland, UK

                               ------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                November 28th 2001
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .
Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
                         (Continued on following pages)
                              (Page 1 of 4 Pages)

_______________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP  No.   147910103        13D               Page  2  of  4  Pages




1.    NAME  OF  REPORTING  PERSONS
      S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSONS

      Peter and Irene Gauld

2.    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*  (a)  [  ]
                                                                  (b)  [  ]

3.    SEC  USE  ONLY

4.    SOURCE OF FUNDS*  PF

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                              [  ]

6.    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION:
      United Kingdom


NUMBER OF        7.  SOLE VOTING POWER          0
SHARES           8.  SHARED  VOTING  POWER      1,755,860(*)
BENEFICIALLY     9.  SOLE  DISPOSITIVE  POWER   0
OWNED BY EACH   10.  SHARED DISPOSITIVE POWER   1,755,860(*)
REPORTING
PERSON  WITH

(*) As of October 29, 2002, the date of this filing, which includes warrants to purchase 300,000 shares of common stock.

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,755,860 which includes warrants to purchase 300,000 shares of common stock.

12.   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)
      EXCLUDES  CERTAIN  SHARES*                  [  ]
+
13.   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
      28.9%

12.   TYPE  OF  REPORTING  PERSON
      IN


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item  1.     Security  and  Issuer.

This statement relates to the common stock, par value $.01 per share ("Common Stock"), of Cash Technologies, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 1434 W. 11th Street Los Angeles, CA 90015.

The shares of Common Stock that are the subject of this statement owned by The Reporting person(s) as of this date, October 29, 2002, include
325,860 shares issued upon conversion of Series D preferred stock and 500,000 shares issued upon conversion of Series F preferred stock, 576,923 shares of common stock, 53,077 shares of common stock issued in lieu of interest and an aggregate of 300,000 shares of common stock issuable upon exercise of 300,000 Series E, G and H warrants.

Item  2.     Identity  and  Background.

This statement is filed jointly by Irene and Peter Gauld who are married to each other. The principal address of the Reporting Person(s) is 33 Malcolm's Mount West, Stonehaven AB39TF, Scotland UK.

Peter and Irene Gauld are both retired.

During the past five years, none of the Reporting Persons or other individuals identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item  3.     Source  and  Amount  of  Funds  and  Other  Consideration.

The shares of Common Stock owned by the Reporting Person(s) include
325,860 shares issued upon conversion of Series D preferred stock and 500,000 shares issued upon conversion of Series F preferred stock, 576,923 shares of common stock, 53,077 shares of common stock issued in lieu of interest and an aggregate of 300,000 shares issuable upon exercise of 300,000 Series E, G and H warrants. Funds used to purchase the shares of common stock and preferred stock were paid for by Mr. and Mrs. Gauld with personal funds.

Item  4.     Purpose  of  Transaction.

     The purchases of the shares reported in this Schedule 13D were made for the purpose of making an investment in the Company.

     The persons making this filing may, in the future, purchase additional shares of the Common Stock of the Company depending on the price of the shares and circumstances at the time of such acquisitions, if any, are made. Alternatively, any of the persons making this filing may at any time determine to realize on such person's investment in the securities of the Company through their sale.

     The persons making this filing have no present plans or proposals to effect one or more of the transactions enumerated in paragraphs (b) to (j) of Item 4 of
Schedule  13D.

Item  5.     Interest  in  Securities  of  the  Company.

Peter and Irene Gauld may be deemed to be the beneficial owner of an aggregate of 1,755,860 shares of Common Stock, representing approximately 28.9% of the issued and outstanding shares of Common Stock of the Company. Such figure includes:
                                  Date
                  Exercise     Issued and       Underlying
                   Price       Exercisable      Securities       Amount
Warrants
(Right to buy)     $1.36        6/14/01         Common Stock    50,000

Warrants
(Right to buy)     $1.46        8/29/01         Common Stock    100,000

Warrants
(Right to buy)     $1.50         2/22/02        Common Stock    150,000

and includes 53,077 shares issued on March 22, 2002 to the Reporting Person(s) in lieu of dividend payments owed by the Company.

Page 4 of 4 Pages



                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 23, 2002                 /s/ Peter Gauld
                                    By:  _______________
                                         Peter Gauld

                                         /s/ Irene Gauld
                                    By:  _______________
                                         Irene Gauld